# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CoastalSouth Bancshares, Inc., CIK 0001297107
CUSIP: 19058X207
Title of class of securities: Voting Common Stock
Address of issuer's principal executive offices: 400 GALLERIA PKWY, Suite 1900, ATLANTA, Georgia (GA), 30339
Date of event which requires filing of this statement: 07/01/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001583223

## Reporting persons
- Patriot Financial Partners II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 636,988; sole dispositive power 0; shared dispositive power 636,988; aggregate amount beneficially owned 636,988 (7.86% of the class)
  Comment: This calculation is based on 8,106,892 shares of Voting Common Stock of the Issuer outstanding as of June 30, 2025, as reported in the Issuer's Form 10-Q filed on August 11, 2025.
- Patriot Financial Partners II Coastal SPV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 711,311; sole dispositive power 0; shared dispositive power 711,311; aggregate amount beneficially owned 711,311 (8.77% of the class)
  Comment: This calculation is based on 8,106,892 shares of Voting Common Stock of the Issuer outstanding as of June 30, 2025, as reported in the Issuer's Form 10-Q filed on August 11, 2025.
- Patriot Financial Partners Parallel II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 74,323; sole dispositive power 0; shared dispositive power 74,323; aggregate amount beneficially owned 74,323 (0.92% of the class)
  Comment: This calculation is based on 8,106,892 shares of Voting Common Stock of the Issuer outstanding as of June 30, 2025, as reported in the Issuer's Form 10-Q filed on August 11, 2025.
- Patriot Financial Partners GP II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 711,311; sole dispositive power 0; shared dispositive power 711,311; aggregate amount beneficially owned 711,311 (8.77% of the class)
  Comment: This calculation is based on 8,106,892 shares of Voting Common Stock of the Issuer outstanding as of June 30, 2025, as reported in the Issuer's Form 10-Q filed on August 11, 2025.
- Patriot Financial Partners GP II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 711,311; sole dispositive power 0; shared dispositive power 711,311; aggregate amount beneficially owned 711,311 (8.77% of the class)
  Comment: This calculation is based on 8,106,892 shares of Voting Common Stock of the Issuer outstanding as of June 30, 2025, as reported in the Issuer's Form 10-Q filed on August 11, 2025.
- Patriot Financial Manager, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 7,900; sole dispositive power 0; shared dispositive power 7,900; aggregate amount beneficially owned 7,900 (0.1% of the class)
  Comment: This calculation is based on 8,106,892 shares of Voting Common Stock of the Issuer outstanding as of June 30, 2025, as reported in the Issuer's Form 10-Q filed on August 11, 2025.
- Patriot Financial Manager, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 7,900; sole dispositive power 0; shared dispositive power 7,900; aggregate amount beneficially owned 7,900 (0.1% of the class)
  Comment: This calculation is based on 8,106,892 shares of Voting Common Stock of the Issuer outstanding as of June 30, 2025, as reported in the Issuer's Form 10-Q filed on August 11, 2025.
- W. Kirk Wycoff: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 719,211; sole dispositive power 0; shared dispositive power 719,211; aggregate amount beneficially owned 719,211 (8.87% of the class)
  Comment: This calculation is based on 8,106,892 shares of Voting Common Stock of the Issuer outstanding as of June 30, 2025, as reported in the Issuer's Form 10-Q filed on August 11, 2025.
- James J. Lynch: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 719,211; sole dispositive power 0; shared dispositive power 719,211; aggregate amount beneficially owned 719,211 (8.87% of the class)
  Comment: This calculation is based on 8,106,892 shares of Voting Common Stock of the Issuer outstanding as of June 30, 2025, as reported in the Issuer's Form 10-Q filed on August 11, 2025.
- IRA M. LUBERT: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 719,211; sole dispositive power 0; shared dispositive power 719,211; aggregate amount beneficially owned 719,211 (8.87% of the class)
  Comment: This calculation is based on 8,106,892 shares of Voting Common Stock of the Issuer outstanding as of June 30, 2025, as reported in the Issuer's Form 10-Q filed on August 11, 2025.
- JAMES F. DEUTSCH: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 719,211; sole dispositive power 0; shared dispositive power 719,211; aggregate amount beneficially owned 719,211 (8.87% of the class)
  Comment: This calculation is based on 8,106,892 shares of Voting Common Stock of the Issuer outstanding as of June 30, 2025, as reported in the Issuer's Form 10-Q filed on August 11, 2025.

## Item 1. Issuer
Name of issuer: CoastalSouth Bancshares, Inc.
Address of issuer's principal executive offices: 400 GALLERIA PKWY, Suite 1900 ATLANTA, GA, 30339

## Item 2. Person Filing
Name of person filing:
Patriot Financial Partners II, L.P.
Patriot Financial Partners II Coastal SPV, LLC
Patriot Financial Partners Parallel II, L.P.
Patriot Financial Partners GP II, L.P.
Patriot Financial Partners GP II, LLC
Patriot Financial Manager, L.P.
Patriot Financial Manager, LLC
W. Kirk Wycoff
James J. Lynch
Ira M. Lubert
James F. Deutsch
Address of principal business office or, if none, residence:
Four Radnor Corporate Center
100 Matsonford Road Suite 210
Radnor, Pennsylvania 19087
Citizenship: See appropriate cover page above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See cover sheets above with respect to each of the reporting persons. The event requiring the filing by the reporting persons is the initial public offering of the Issuer which occurred on July 1, 2025. The reporting persons did not acquire any shares of voting common stock in the initial public offering and have not acquired any shares of voting common stock since the initial public offering was completed. The percentages do not reflect the effect of the issuance by the Issuer of shares of voting common stock in the initial public offering.
Percent of class: See cover sheets above with respect to each of the reporting persons.
Sole power to vote or to direct the vote: NA
Shared power to vote or to direct the vote: See cover sheets above with respect to each of the reporting persons.
Sole power to dispose or to direct the disposition: NA
Shared power to dispose or to direct the disposition: See cover sheets above with respect to each of the reporting persons.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
Patriot Financial Partners II, L.P.
Patriot Financial Partners II Coastal SPV, LLC
Patriot Financial Partners Parallel II, L.P.
Patriot Financial Partners GP II, L.P.
Patriot Financial Partners GP II, LLC
Patriot Financial Manager, L.P.
Patriot Financial Manager, LLC
W. Kirk Wycoff
James J. Lynch
Ira M. Lubert
James F. Deutsch

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
The joint filing agreement dated as of September 16, 2025 by and among Patriot Financial Partners II, L.P., Patriot Financial Partners II Coastal SPV, LLC, Patriot Financial Partners Parallel II, L.P., Patriot Financial Partners GP II, L.P., Patriot Financial Partners GP II, LLC, Patriot Financial Manager, L.P., Patriot Financial Manager, LLC, W. Kirk Wycoff, James J. Lynch, Ira M. Lubert and James F. Deutsch is filed as Exhibit 1 hereto.

## Signatures
- Patriot Financial Partners II, L.P.: /s/ W. Kirk Wycoff, Member of Patriot Financial Partners GP II, LLC, the general partner of Patriot Financial Partners GP II, L.P., the general partner (09/16/2025)
- Patriot Financial Partners II Coastal SPV, LLC: /s/ W. Kirk Wycoff, Member of Patriot Financial Partners GP II, LLC, the general partner of Patriot Financial Partners GP II, L.P., the general partner (09/16/2025)
- Patriot Financial Partners Parallel II, L.P.: /s/ W. Kirk Wycoff, Member of Patriot Financial Partners GP II, LLC, the general partner of Patriot Financial Partners GP II, L.P., the general partner (09/16/2025)
- Patriot Financial Partners GP II, L.P.: /s/ W. Kirk Wycoff, Member of Patriot Financial Partners GP II, LLC., the general partner of Patriot Financial Partners GP II, L.P. (09/16/2025)
- Patriot Financial Partners GP II, LLC: /s/ W. Kirk Wycoff, Member (09/16/2025)
- Patriot Financial Manager, L.P.: /s/ W. Kirk Wycoff, Member of Patriot Financial Manager, LLC, the general partner of Patriot Financial Manager, L.P. (09/16/2025)
- Patriot Financial Manager, LLC: /s/ W. Kirk Wycoff, Member (09/16/2025)
- W. Kirk Wycoff: /s/ W. Kirk Wycoff, W. Kirk Wycoff (09/16/2025)
- James J. Lynch: /s/ James J. Lynch, James J. Lynch (09/16/2025)
- IRA M. LUBERT: /s/ Ira M. Lubert, Ira M. Lubert (09/16/2025)
- JAMES F. DEUTSCH: /s/ James F. Deutsch, James F. Deutsch (09/16/2025)